UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006
Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

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82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

/s/ Ron Erratt

Ronald Lea Erratt
Company Secretary
Date 29 March, 2006

ASX & MEDIA RELEASE
29 MARCH 2006

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has just made the following announcement:

Yale researchers find phenoxodiol restores sensitivity to chemotherapy in some women with ovarian, fallopian tube or primary peritoneal cancers, in interim report on a phase II study

[Washington, DC, and Sydney, Australia] March 29 — Phenoxodiol, an investigational anti-cancer drug that is being studied by leading researchers at Yale, has been found to be active and to restore platinum drug sensitivity to some patients who have shown prior resistance to platinum-based chemotherapy agents.  The data were presented at the Annual Meeting on Women’s Cancer organized by the Society of Gynecologic Oncology.

The study is designed to test the ability of phenoxodiol to reverse the resistance that develops in most ovarian cancers to standard chemotherapy. The study was conducted at Yale - New Haven Hospital, Conn., USA, as well as at the Royal Women’s Hospital, Melbourne, Australia.

 “Phenoxodiol was developed to overcome this chemical resistance within tumor cells, thereby allowing standard anti-cancer drugs such as cisplatin, carboplatin and paclitaxel to continue to work in this aggressive form of cancer,” said Michael Kelly, MD, Fellow at Yale University School of Medicine.  “What we are seeing with phenoxodiol is an encouragingly high proportion of tumors either shrinking or stabilizing with standard drugs, when we know that the tumor is unlikely to respond to those standard drugs alone.”

Patients with tumor shrinkage or stabilized tumors are collectively known as having controlled disease. The particular relevance of this outcome is that the FDA’s current draft guidance document suggests that prolonged survival of patients is a more appropriate clinical endpoint than tumor response alone. That is, the length of time that the tumor fails to grow, may be more meaningful in terms of patient survival than the incidence of tumor response on its own.

The Yale researchers reported that 74 percent of patients with late-stage, platinum-resistant tumors who received the phenoxodiol and cisplatin combination showed evidence of a change in tumor growth by way of either tumor shrinkage or no increase in tumor size.

The ability of phenoxodiol to effect patient survival and progression-free survival is to be tested in a pivotal study known as the OVATURE study, in which phenoxodiol will be used in combination with carboplatin in patients with tumors that are refractory or resistant to platinum therapy.

About ovarian cancer

Ovarian cancer is the gynecologic cancer most likely to lead to death among women in the U.S., due in part to the eventual development of resistance of the tumor to chemotherapy. In approximately 10 to 15 percent of patients, the tumors show a high level of resistance to initial, standard therapy. In the remaining 85 to 90 percent of initial responders, the tumors eventually re-grow in most of these patients due to the selection of chemo-resistant tumor cells. Ultimately these tumors become completely resistant to standard drugs.

The research was conducted at Yale in collaboration with co-authors Gil Mor, M.D., Lisa Baker, Jessica McAlpine, Masoud Azodi, Peter Schwartz, M.D., and Thomas Rutherford, M.D. Participants were also recruited from the Royal Women’s Hospital, Melbourne, Australia. Additional research was conducted at Royal Women’s Hospital, Melbourne, Australia; Marshall Edwards, Inc., Sydney, Australia; and at Ohio State University, Columbus, Ohio.

About phenoxodiol

Phenoxodiol is an investigational drug and, as such, is not marketed in the United States. Phenoxodiol was granted fast-track status by the FDA in November 2004 for its intended use in women with ovarian cancer.

Phenoxodiol is a novel acting drug that inhibits key pro-survival signaling pathways generated by the sphingomyelin pathway. These pathways (eg. sphingosine-1-phosphate) are over-active in tumor cells, and their inhibition by phenoxodiol leads to the prevention of production of key pro-survival proteins such as XIAP. XIAP, an anti-apoptotic protein, prevents cell death by blocking signals coming from the death receptors on the cell surface. Removal of such anti-apoptotic proteins restores the ability of tumor cells to undergo apoptosis in response to chemotherapy.

The putative primary molecular target of phenoxodiol is a family of proteins expressed on the surface of tumor cells, but not on non-tumor cells. The restriction of expression of that family of proteins to tumor cells is thought to account for the high specificity of phenoxodiol.

Phenoxodiol is able to kill ovarian cancer cells that are highly resistant to standard anti-cancer drugs, as well as being able to restore sensitivity in these cells to standard anti-cancer drugs such as taxanes. These findings have been borne out in recent clinical results showing that some women who have stopped responding to taxane and platinum drugs had disease regression when phenoxodiol was given in combination with their chemotherapy.

About Marshall Edwards, Inc.

Marshall Edwards, Inc. (Nasdaq : MSHL) has licensed rights from Novogen Limited (Nasdaq : NVGN) to bring phenoxodiol to market globally. Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on regulation of the sphingomyelin pathway. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.
More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.